Exhibit 21.1
INDUSTRIAL LOGISTICS PROPERTIES TRUST
SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation, Organization or Incorporation
ILPT CMBS Mezz 1 LLC	Delaware
ILPT Mezz Fixed Borrower LLC	Delaware
Mountain Industrial LO LLC	Delaware
Mountain Industrial Member Trust	Maryland
Mountain Industrial Mezz Borrower LLC	Delaware
Mountain Industrial REIT LLC	Delaware